                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 MBf USA, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   025480 104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Mitchell D. Goldsmith
                         SHEFSKY FROELICH & DEVINE LTD.
                     444 North Michigan Avenue, Suite 2500
                            Chicago, Illinois  60611
                                 (312) 527-4000

- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 17, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ X ]





                              Page 1 of 5 pages
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CUSIP NO. (025480 104)                                       Page 2 of 5 pages

- --------------------------------------------------------------------------------
  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

     P.I.E. Healthcare Sdn. Bhd.
- --------------------------------------------------------------------------------

  2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   [   ]

     (b)   [   ]
- --------------------------------------------------------------------------------


  3) SEC Use Only
- --------------------------------------------------------------------------------


  4) Source of Funds:  WC
- --------------------------------------------------------------------------------


  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  [   ]
- --------------------------------------------------------------------------------


  6) Citizenship or Place of Organization:  Malaysia

- --------------------------------------------------------------------------------

Number of Shares    (7)  Sole Voting Power        296,296
Beneficially Owned  ------------------------------------------------------------
by Each Reporting   (8)  Shared Voting Power          0
Person With         ------------------------------------------------------------
                    (9)  Sole Dispositive Power   296,296
                    ------------------------------------------------------------
                    (10) Shared Dispositive Power     0
- --------------------------------------------------------------------------------
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CUSIP NO. (025480 104)                                       Page 3 of 5 pages

  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  296,296


  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions):  [   ]


  13)  Percent of Class Represented by Amount in Row (11):  11.78%


  14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. (025480 104)                                       Page 4 of 5 pages

ITEM 1.  SECURITY AND ISSUER.

  The title of the class of equity securities to which this statement relates is shares of Common Stock ("Shares"), $.01 per Share par value, of MBf USA, Inc. (the "Issuer").

  The name and address of principal executive offices of the Issuer are:

       MBf USA, Inc.
       500 Park Blvd., Suite 1260
       Itasca, Illinois  60143

ITEM 2.  IDENTITY AND BACKGROUND.

  (a)  Name:     P.I.E. Healthcare Sdn. Bhd.

  (b)  Business Address:   158 Jalan Selar, Taman Cantik
                           4 1/2 Miles, Jalan Cheras
                           56100 Kuala Lumpur, Malaysia

  (c) P.I.E. Healthcare Sdn. Bhd. manufactures vinyl examination gloves used primarily in the health care industry.

  (d) During the last five years, P.I.E. Healthcare Sdn. Bhd. was not convicted in a criminal proceeding.

  (e) During the last five years, P.I.E. Healthcare Sdn. Bhd. was not a party to a civil proceeding of any judicial or administrative body which resulted in a judgment or order relating to a violation of any federal or state securities laws.

  (f)  P.I.E. Healthcare is a Malaysian corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

  P.I.E. Healthcare Sdn. Bhd. has paid a total of $1,000,000 for its investment in the Issuer's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

  P.I.E. Healthcare Sdn. Bhd. has acquired its Shares with an investment intent consistent with the Issuer's business plan as more fully described in the Issuer's Form 10-K Annual Report for the year ended December 31, 1995.

CUSIP NO. (025480 104)                                       Page 5 of 5 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  P.I.E. Healthcare Sdn. Bhd. beneficially owns 296,296 Shares, or 11.78% of the Issuer's issued and outstanding Common Stock. P.I.E. Healthcare Sdn. Bhd. has sole power to vote and to dispose of all of these Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Pursuant to agreement, P.I.E. Healthcare Sdn. Bhd. supplies approximately 60% of the latex glove inventory of American Health Products Corporation ("AHPC"), a subsidiary of the Issuer, which markets the gloves.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


  None.



  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      P.I.E. Healthcare Sdn. Bhd.



                                      By:/s/ Ching Ping Sun
                                         --------------------------------
                                         Its:  Director

July 31, 1996